Exhibit 3.5

Control No: J407344
Date Filed: 07/10/2009 02:02 PM
Karen C Handel
Secretary of State

FOURTH ARTICLES OF AMENDMENT
TO THE AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
WGNB CORP.

I.

          The name of the Corporation is “WGNB Corp.”

II.

          Article V of the Articles of Incorporation of the Company hereby is amended by deleting Section 5.1 of such article in its entirety, and inserting in lieu thereof the following:

“5.1
Authorized Shares. The total number of shares which the Company is authorized to issue is 70,000,000, consisting of 50,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, no par value per share.”

III.

          The foregoing amendment to the Amended and Restated Articles of Incorporation of the Corporation was (i) duly adopted by of the Board of Directors of the Corporation and recommended to the shareholders at a meeting duly called and held for such purpose on March 10, 2009, and (ii) duly adopted by the shareholders at a meeting duly called and held for such purpose on June 16, 2009, in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.

          IN WITNESS WHEREOF, WGNB Corp. has caused these Articles of Amendment to the Amended and Restated Articles of Incorporation of the Corporation to be executed by its duly authorized officer on the 6th day of July, 2009.

WGNB CORP.

By:	/s/ H.B. Lipham
H.B. Lipham, III
Chief Executive Officer

LEGAL_US_E # 79677295.1	State of Georgia Expedite Amend/Restate 1 Page(s) T0919110524